SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 March 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 23 February 2024
99.2	Transaction in Own Shares dated 26 February 2024
99.3	Transaction in Own Shares dated 27 February 2024
99.4	Transaction in Own Shares dated 28 February 2024
99.5	Director/PDMR Shareholding dated 29 February 2024
99.6	Transaction in Own Shares dated 29 February 2024
99.7	Transaction in Own Shares dated 01 March 2024
99.8	Director/PDMR Shareholding dated 01 March 2024
99.9	Transaction in Own Shares dated 04 March 2024
99.10	Transaction in Own Shares dated 07 March 2024
99.11	Transaction in Own Shares dated 08 March 2024

Exhibit No: 99.1

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 21 February 2024 the following shares were allocated, pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings, to the following PDMRs:

Name of PDMR	Number of shares
Elie Maalouf	10,197
Michael Glover	2,368
Heather Balsley	3,548*
Jolyon Bulley	5,039*
Yasmin Diamond	3,690*
Nicolette Henfrey	4,010
Wayne Hoare	5,374
Kenneth Macpherson	5,232*
George Turner	5,179
*A number of shares were subsequently sold upon vesting as also notified below.

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	10,197
d)	Aggregated information - Aggregated volume - Price - Aggregated total	10,197 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,368
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,368 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,548
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,548 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,039
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,039 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,690
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,690 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,010
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,010 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,374
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,374 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,232
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,232 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,179
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,179 Nil consideration Nil consideration
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	Outside a trading venue

The Company has been notified that on 21 February 2024, the following number of shares were sold upon vesting of the Company's 2021/23 Long Term Incentive Plan, following adjustments for tax and social security withholdings, by the following PDMRs:

Name of PDMR	Number of shares sold
Heather Balsley	1,993
Jolyon Bulley	5,039
Yasmin Diamond	3,050
Kenneth Macpherson	5,232

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£83.521309	1,993
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,993 £83.521309 £166,457.97
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£83.521309	5,039
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,039 £83.521309 £420,863.88
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£83.521309	3,050
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,050 £83.521309 £254,739.99
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£83.521309	5,232
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,232 £83.521309 £436,983.49
e)	Date of the transaction	2024-02-21
f)	Place of the transaction	XLON

Exhibit No: 99.2

26 February 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 February 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	23 February 2024

Aggregate number of ordinary shares purchased:	6,962

Lowest price paid per share:	£ 86.0000

Highest price paid per share:	£ 86.3400

Average price paid per share:	£ 86.1717

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 165,243,022 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3458E_1-2024-2-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 6,962 (ISIN: GB00BHJYC057)

Date of purchases: 23 February 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	5,861		1,101
Highest price paid (per ordinary share)	£ 86.3400		£ 86.2800
Lowest price paid (per ordinary share)	£ 86.0000		£ 86.0000
Volume weighted average price paid(per ordinary share)	£ 86.1689		£ 86.1868

Exhibit No: 99.3

27 February 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 February 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	26 February 2024

Aggregate number of ordinary shares purchased:	148,932

Lowest price paid per share:	£ 86.4600

Highest price paid per share:	£ 87.9000

Average price paid per share:	£ 86.9827

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 165,094,090 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5202E_1-2024-2-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 148,932 (ISIN: GB00BHJYC057)

Date of purchases: 26 February 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	70,584	43,726	26,840	7,782
Highest price paid (per ordinary share)	£ 87.8800	£ 87.8600	£ 87.9000	£ 87.8600
Lowest price paid (per ordinary share)	£ 86.4600	£ 86.4600	£ 86.4600	£ 86.4800
Volume weighted average price paid(per ordinary share)	£ 87.0191	£ 86.8803	£ 87.0339	£ 87.0518

Exhibit No: 99.4

28 February 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 February 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	27 February 2024

Aggregate number of ordinary shares purchased:	129,295

Lowest price paid per share:	£ 86.2000

Highest price paid per share:	£ 86.8800

Average price paid per share:	£ 86.6596

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,964,795 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6919E_1-2024-2-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 129,295 (ISIN: GB00BHJYC057)

Date of purchases: 27 February 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	67,124	35,304	21,649	5,218
Highest price paid (per ordinary share)	£ 86.8800	£ 86.8800	£ 86.8600	£ 86.8600
Lowest price paid (per ordinary share)	£ 86.2000	£ 86.2000	£ 86.2600	£ 86.3200
Volume weighted average price paid(per ordinary share)	£ 86.6669	£ 86.6099	£ 86.7012	£ 86.7308

Exhibit No: 99.5

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") notifies that on 28 February 2024 the following shares were granted, under the Company's 2023 Annual Performance Plan, to the following PDMRs:

Name of PDMR	Number of shares granted
Elie Maalouf	8,088
Michael Glover	4,817
Heather Balsley	1,492
Jolyon Bulley	5,011
Yasmin Diamond	3,417
Nicolette Henfrey	4,078
Wayne Hoare	4,394
Kenneth Macpherson	4,285
George Turner	4,467

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 8,088 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if Elie Maalouf ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 4,817 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if Michael Glover ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 1,492 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if Heather Balsley ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 5,011 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if Jolyon Bulley ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 3,417 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if Yasmin Diamond ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 4,078 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if Nicolette Henfrey ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 4,394 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if Wayne Hoare ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 4,285 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if Kenneth Macpherson ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2023 Annual Performance Plan
c)	Price(s) and volume(s)
Rights over a total of 4,467 free shares; the number of shares calculated by reference to a price of GBP 86.27, being the MMQ of the Company's share price for the three business days following the announcement of the Company's results for the financial year ended 31 December 2023.

The award is conditional and may be forfeited if George Turner ceases employment with the Group before 1 March 2027.

d)	Aggregated information - Aggregated volume - Price - Aggregated total	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2024-02-28
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.6

29 February 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 February 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	28 February 2024

Aggregate number of ordinary shares purchased:	158,091

Lowest price paid per share:	£ 85.6000

Highest price paid per share:	£ 86.9400

Average price paid per share:	£ 86.3456

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,806,704 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8722E_1-2024-2-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 158,091 (ISIN: GB00BHJYC057)

Date of purchases: 28 February 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	73,000	49,400	27,491	8,200
Highest price paid (per ordinary share)	£ 86.9200	£ 86.9000	£ 86.9400	£ 86.7600
Lowest price paid (per ordinary share)	£ 85.6000	£ 85.7800	£ 85.6200	£ 85.6400
Volume weighted average price paid(per ordinary share)	£ 86.3353	£ 86.3629	£ 86.3418	£ 86.3456

Exhibit No: 99.7

01 March 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 29 February 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	29 February 2024

Aggregate number of ordinary shares purchased:	157,436

Lowest price paid per share:	£ 82.5800

Highest price paid per share:	£ 84.9400

Average price paid per share:	£ 83.6291

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,649,268 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0636F_1-2024-2-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 157,436 (ISIN: GB00BHJYC057)

Date of purchases: 29 February 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	73,000	49,000	27,264	8,172
Highest price paid (per ordinary share)	£ 84.9400	£ 84.9400	£ 84.9400	£ 84.8200
Lowest price paid (per ordinary share)	£ 82.6400	£ 82.5800	£ 82.6000	£ 82.6200
Volume weighted average price paid(per ordinary share)	£ 83.6619	£ 83.5925	£ 83.6151	£ 83.6019

Exhibit No: 99.8

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

The following transaction notification is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£84.544628	5,179
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,179 £84.544628 £437,856.63
e)	Date of the transaction	2024-02-29
f)	Place of the transaction	XLON

Exhibit No: 99.9

04 March 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 March 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	01 March 2024

Aggregate number of ordinary shares purchased:	115,612

Lowest price paid per share:	£ 83.3600

Highest price paid per share:	£ 84.7400

Average price paid per share:	£ 83.7924

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,533,656 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3540F_1-2024-3-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 115,612 (ISIN: GB00BHJYC057)

Date of purchases: 01 March 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	38,128	51,000	20,621	5,863
Highest price paid (per ordinary share)	£ 84.7200	£ 84.7400	£ 84.7200	£ 84.6000
Lowest price paid (per ordinary share)	£ 83.3600	£ 83.3600	£ 83.3800	£ 83.3600
Volume weighted average price paid(per ordinary share)	£ 83.7794	£ 83.8014	£ 83.8009	£ 83.7698

Exhibit No: 99.10

07 March 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 March 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	06 March 2024

Aggregate number of ordinary shares purchased:	159,621

Lowest price paid per share:	£ 83.0200

Highest price paid per share:	£ 83.8400

Average price paid per share:	£ 83.4217

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,374,035 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9030F_1-2024-3-6.pdf
Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 159,621 (ISIN: GB00BHJYC057)

Date of purchases: 06 March 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	92,000	26,275	30,640	10,706
Highest price paid (per ordinary share)	£ 83.8400	£ 83.8400	£ 83.7000	£ 83.8200
Lowest price paid (per ordinary share)	£ 83.0200	£ 83.0400	£ 83.0200	£ 83.0400
Volume weighted average price paid(per ordinary share)	£ 83.4260	£ 83.4112	£ 83.4196	£ 83.4160

Exhibit No: 99.11

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 March 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	07 March 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 81.2600

Highest price paid per share:	£ 82.7000

Average price paid per share:	£ 81.8915

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,364,035 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0760G_1-2024-3-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 07 March 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 82.7000
Lowest price paid (per ordinary share)	£ 81.2600
Volume weighted average price paid(per ordinary share)	£ 81.8915

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	08 March 2024